Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor, 22 Queen Street
Hamilton HM JX, Bermuda

September 10, 2019

Via EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Office of Healthcare and Insurance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Enstar Group Limited
Form 10-K for the Year Ended December 31, 2018
Filed March 1, 2019
File No. 001-33289

Dear Mr. Rosenberg:

Enstar Group Limited ("Enstar", the "Group", the "Company", "our", "us" or "we") has carefully considered the comments in your letter dated August 12, 2019 and, on behalf of the Company, I respectfully provide the Company’s response below. For your convenience, the text of your comment is reproduced below before our response. We note that the proposed revised disclosures are subject to additional refinement in connection with preparing our 2019 Annual Report on Form 10-K.

Comment 1:

Notes to Consolidated Financial Statements
10. Losses and Loss Adjustment Expenses
Loss Development Information
Disclosure of Incurred and Paid Loss Development, IBNR, Claims Counts and Payout Percentages, page 182

We acknowledge the information and additional disclosures provided in your response to our prior comment 1. Please address the following:

•Refer to the first bullet of our prior comment 1 and your proposed disclosure thereto on the top of page 4 of your response indicating that the increase (reduction) in estimates of net ultimate losses includes the net impact of commutations and policy buybacks on the liability for losses and LAE reserves and reinsurance recoveries, upon completion of a commutation or policy buyback. In this regard, your disclosure beginning at page 186 of Note 10 and similar disclosure in MD&A discusses the causes of prior year development for each of the three years ended December 31, 2016, 2017 and 2018 for the Non-life Run-off segment. At various places throughout those disclosures, you indicate commutations as one of the causes. With respect to those disclosures, provide us proposed revised disclosure quantifying the number of commutations and buybacks and their dollar impact on prior year development (i.e. what you refer to as "discount") for each of the three years.
•Refer to the fifth bullet of our prior comment 1 and your proposed disclosure thereto on page 9 of your response. Explain to us how the determination of annual percentage payout of incurred losses for the Non-life Run-off segment based on the "number of years since the net loss and LAE reserves were acquired or assumed" complies with ASC 944-40-50-4G. In this regard, ASC 944-40-50-4G refers to "incurred" claims for purposes of reporting historical average annual percentage payout. Revise your proposed disclosure, as necessary.
•Similarly with respect to the fifth bullet point of our prior comment 1 and to your proposed disclosure on page 9 of your response that "the annual percentage payout" for the Atrium and StarStone segments is "based on the number of years that have lapsed since the initial date of loss of the reported claim", clarify for us whether this disclosure means that the payout percentages are based on "incurred" claims as opposed to reported claims and, as such, complies with ASC 944-40-50-4G. Revise your proposed disclosure, as necessary.

•Refer to the seventh bullet of our prior comment 1 and your proposed disclosure thereto regarding accident years older than 10 years at the top of page 9 of your response. You disclose that "due to data limitation issues impacting our legacy underwriting and claims systems for certain of our subsidiaries relating to the 20XX acquisition year loss development tables within our Non-life Run-off segment, changes in IBNR reserves are reflected as an immediate reduction in the acquired loss reserves in the year of acquisition." Since development appears to be reflected "as an immediate reduction in the acquired loss reserves in the year of acquisition", the line item for accident years older than 10 years within each development table does not appear to comply with ASC 944-40-50-4B. If you continue to believe that information for accident years older than 10 years is informative, we suggest that, within each table impacted, you clearly distinguish the line item for accident years older than 10 years from the line items of accident years of 10 years or less, and include a prominent reference therein to a note to the table. The note should clearly disclose: how you present development within the line item for accident years older than 10 years, the reason that the presentation in that line item does not comply with ASC 944-40-50-4B, and the reason you are presenting the line item. Other presentations of accident years older than 10 years could also be acceptable. As such, feel free to provide us other presentations for our consideration.

Response:

Commutation and Policy Buybacks

We acknowledge that in future filings with the Commission we will reference the number and dollar impact of commutations and policy buybacks, where the impact of those commutations and policy buybacks is material to the increase (reduction) in estimates of net ultimate losses for the periods under discussion. The revised disclosure to be included in our 2019 Annual Report on Form 10-K is presented below:

During the year ended December 31, 20XX, we completed xx commutations and policy buy-backs across several portfolios within various lines of business, resulting in a reduction of $xx.x million to net ultimate losses.

Annual Percentage Payout of Incurred Losses since Year of Acquisition, Net of Reinsurance for our Non-life Run-off Segment

With respect to the annual percentage payouts disclosed for our Non-life Run-off segment, we confirm that these annual percentage payouts are determined based on incurred claims and fully comply with the requirements of ASC 944-40-50-4G.

As the loss development tables within our Non-life Run-off segment are presented by acquisition year and included accident years older than 10 years, we also prepared our annual payout percentages by acquisition year and included the paid losses associated with accident years older than 10 years in the annual payout percentage calculation. Our loss development tables are presented by acquisition year and only include the incurred losses and paid losses since the losses were acquired by Enstar, as we have effectively re-underwritten the reserves upon acquisition and we view the acquisition date as the date of loss. Presenting the loss development tables in this manner enables readers of our financial statements to view the development that has occurred since we acquired those reserves, and presenting the associated annual payout percentages in a consistent manner illustrates how long it takes us to pay down those reserves since acquisition. We believe this is useful information and that the presentation complies with the requirements of ASC 944-40-50-4G as it presents the payout of incurred claims by age (i.e. years since acquisition).

We therefore revise our proposed disclosure for inclusion in our future Form 10-K filings starting with our 2019 Annual Report on Form 10-K as follows:

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•The annual percentage payout disclosures for our Non-life Run-off segment are based on the payout of incurred claims by age, net of reinsurance. For our Non-life Run-off segment, claims aging reflects the number of years that have lapsed since the original acquisition of the related net liability for losses and LAE reserves to the date the claim is paid. There may be occasions where, due to our claims management strategies (including commutations and policy buy-backs) or due to the timing of claims payments relative to the associated recovery, the cash received from reinsurance recoveries is greater than the cash paid out to our claimants, (i.e. a net recovery rather than a net payout for a particular calendar year), thereby resulting in a negative annual percentage payout for that calendar year.

Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance for our Atrium and StarStone Segments

With respect to the average annual percentage payouts disclosed for our Atrium and StarStone segments, we confirm that these are determined based on incurred claims and fully comply with the requirements of ASC 944-40-50-4G, as the disclosures present the payout of incurred claims by age (i.e. years since date of loss) for the same number of accident years presented in the disclosures required by paragraph 944-40-50-4B (i.e. 10 most recent accident years).

We therefore revise our proposed disclosure for inclusion in our future Form 10-K filings starting with our 2019 Annual Report on Form 10-K as follows:

•The average annual percentage payout disclosures for our Atrium and StarStone segments are based on the payout of incurred claims by age, net of reinsurance.

Disclosures of Accident Years Older than 10 Years

With respect to our disclosures regarding accident years older than 10 years, as noted in our initial response dated June 13, 2019 to your letter dated May 15, 2019, we have been working on refining the historical claims data to resolve the data limitations in certain impacted tables as discussed in our response dated June 13, 2019. We expect that the data limitations will have been fully resolved for our 2019 Annual Report on Form 10-K filing and that the loss development in those impacted tables will be reflected in the year in which the development occurred rather than as an immediate reduction to the acquired loss reserves in the year of acquisition. Therefore, we do not expect to include language describing the presentation of the development for accident years older than 10 years within the loss development disclosures in our 2019 Annual Report on Form 10-K, because such presentation will be in accordance with the requirements of ASC 944-40-50-4B.

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If you have any questions about our response, please do not hesitate to contact me at (441) 292-3645.

Sincerely,

/s/ Guy Bowker
Guy Bowker
Chief Financial Officer
cc: Frank Wyman  (Securities and Exchange Commission)
 Colin Couper  (KPMG Audit Limited)
 Robert C. Juelke, Esq. (Hogan Lovells US LLP)

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